FORM AW (FOR AMENDMENT)

BioLineRx Ltd.
P.O. Box 45158
19 Hartum Street
Jerusalem 91450, Israel

July 25, 2012

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Filing Desk

Re:	Form AW – Application for Withdrawal of BioLine –Pre-Effective Amendment No. 2 to Registration Statement on Form F-1 (No. 333-179792) filed on July 23, 2012

Ladies and Gentleman:

Pursuant to Rules 477 and 478 promulgated pursuant to the Securities Act of 1933, as amended, in accordance with discussions between counsel for BioLineRx Ltd. (“Bioline”) and the Staff of the Division of Corporation Finance, Bioline hereby respectfully requests that the Securities and Exchange Commission consent to the withdrawal of the above-referenced (incorrectly identified) pre-effective amendment and all exhibits thereto.

As counsel explained to the Staff, Bioline’s registration statement is currently effective.  Bioline sought to file a post-effective amendment to that registration statement; however, the submission header which was used for Edgar identification purposes incorrectly identified the above-referenced filing as a pre-effective amendment, rather than as a post-effective amendment.

As discussed with the Staff, immediately following the filing of this Form AW, Bioline will file Post-Effective Amendment No. 1 to Registration Statement on Form F-3 with the proper Edgar submission header identifying it as a post-effective amendment (the “Corrective Amendment”).

Bioline confirms that no securities have been issued or sold pursuant to the amendment as filed on July 23, 2012. Accordingly, Bioline hereby respectfully requests the immediate withdrawal of such amendment so that Bioline may correctly file the Corrective Amendment.

If you have any questions regarding the foregoing request for withdrawal, please contact Anna T. Pinedo, counsel to Bioline at (212) 468-8179.

Sincerely, BIOLINERX LTD.

By:	/s/ Philip Serlin
Philip Serlin
Chief Financial and Operating Officer